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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. 3)

TDK MEDIACTIVE, INC.

(Name of Issuer)

Common Stock,

par value $.001

(Title of Class of Securities)

83608K 107 (CUSIP Number)

March 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1745 (3-98)

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1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vincent J. Bitetti - SSN ###-##-####

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.    Sole Voting Power

                1,659,634 shares (See Item 4)

  6.    Shared Voting Power

                0 shares (See Item 4)

  7.    Sole Dispositive Power

                945,780 shares (See Item 4)

  8.    Shared Dispositive Power

                713,854 shares (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,659,634 shares (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1% (See Item 4)

12.	TYPE OF REPORTING PERSON* IN

Item 1.	(a)	Name of Issuer: TDK Mediactive, Inc. (the “Company”)

	(b)	Address of Issuer’s Principal Executive Offices: 4373 Park View Terrace Westlake Village, California 91361

Item 2.	(a)	Name of Person Filing: Vincent J. Bitetti

	(b)	Address of Principal Business Office: 4373 Park View Terrace Westlake Village, California 91361

	(c)	Citizenship: United States

	(d)	Title of Class of Securities: Common Stock, par value $.001 (the “Common Stock”)

	(e)	CUSIP Number: 83608K 107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a) ☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a) (19) of the Act (15 U.S.C. 78c);

(d) ☐	An investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813); or

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.      Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)	Amount beneficially owned: 1,659,634 shares(1)

(b)	Percent of class: 7.1%(2)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

1,659,634 shares(3).

(ii)	Shared power to vote or to direct the vote:

0 shares(4)

(iii)	Sole power to dispose or to direct the disposition of:

945,780 shares(5)

(iv)	Shared power to dispose or to direct the disposition of:

713,854 shares(6)

(1)	Includes (a) 1,234,634 shares of Common Stock of which Mr. Bitetti is the record owner (including 100,000 shares of common stock owned of record by Mr. Bitetti that Eric H. Winston is entitled to acquire from Mr. Bitetti pursuant to an option), and (b) 425,000 shares of Common Stock issuable to Mr. Bitetti pursuant to presently exercisable options.

(2)	Based on 23,005,885 shares of Common Stock outstanding as of February 12, 2003, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2002.

(3)	Mr. Bitetti’s voting power with respect to all shares of Common Stock owned by him is subject to the potential limitations described in Note (4) below.

(4)	Mr. Bitetti has granted TDK USA an irrevocable proxy to vote, or to execute and deliver written consents or otherwise act with respect to, all shares of capital stock of the Company that he may own from time to time. However, TDK USA may not exercise such proxy unless its ownership interest in the Company is reduced below 50%, which it currently exceeds.

(5)	Excludes 100,000 shares of Common Stock of which Mr. Bitetti is the record owner which Mr. Winston holds a presently exercisable option to purchase from Mr. Bitetti. Also excludes (i) 493,854 shares of Common Stock of which Mr. Bitetti is the record owner and (ii) 120,000 shares of Common Stock that Mr. Bitetti has the right to acquire under currently exercisable options, the disposition of all of which is restricted pursuant to a lock-up agreement between Mr. Bitetti, the Company and TDK USA Corp. dated November 27, 2000.

(6)	Includes (a) 100,000 shares of Common Stock of which Mr. Bitetti is the record owner which Mr. Winston holds a presently exercisable option to purchase from Mr. Bitetti, and (b) (i) 493,854 shares of Common Stock of which Mr. Bitetti is the record owner and (ii) 120,000 shares of Common Stock that Mr. Bitetti has the right to acquire under currently exercisable options, the disposition of all of which is restricted pursuant to a lock-up agreement between Mr. Bitetti, the Company and TDK USA Corp. dated November 27, 2000.

Item 5.	Ownership of Five Percent or Less of a Class: Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person: Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not applicable.

Item 8.	Identification and Classification of Member of the Group: Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.

Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2003	By:	/s/ VINCENT J. BITETTI
Vincent J. Bitetti